UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2009

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN
(Full title of the Plan)

PREMIERWEST BANCORP
(Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road
Medford, OR 97504
(address of principal executive office of the issuer)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION DECEMBER 31, 2009 AND 2008

CONTENTS
PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4– 14

SUPPLEMENTAL INFORMATION
Schedule H, line 4i – Schedule of assets (held at end of year)	15– 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Portland, Oregon
June 29, 2010

1

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

ASSETS
Investments, at fair value:
Pooled separate accounts	$5,574,713	$4,123,780
Collective investment trusts	1,894,109	1,742,453
Registered investment companies	1,771,188	1,168,103
PremierWest Bancorp common stock	714,432	2,459,574
Participant loans, at amortized cost	171,993	163,299

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	10,126,435	9,657,209

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
held in collective investment trusts	(12,713)	85,333

NET ASSETS AVAILABLE FOR BENEFITS	$10,113,722	$9,742,542

See accompanying notes.	2

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net depreciation in fair value of investments	$(646,358)
Dividends	110,833
Participant loan interest	10,396
(525,129)

Contributions:
Participant	1,531,476
Employer	341,871
Rollovers	76,950
1,950,297

Total additions	1,425,168

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(1,052,684)
Administrative expenses	(1,304)
Total deductions	(1,053,988)

NET INCREASE	371,180

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	9,742,542

End of year	$10,113,722

3	See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiary, PremierWest Bank (collectively, “the Bank” or “Employer”). Principal Financial Group (Principal) is the custodian and record keeper for the Plan for the period January 1, 2009 through December 31, 2009. Principal Life Insurance Company, a subsidiary of Principal, is the custodian for all of the Plan's investments. Principal Trust Company, also a subsidiary of Principal, provides trust services for PremierWest common stock and mutual funds held by the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility – All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on their date of hire.

Contributions – Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Bank.

In addition, at the Bank’s discretion, the Bank may make matching contributions and/or additional contributions up to the maximum allowed by the IRC. Through June 30, 2009, the Bank elected to match 50% of each participant’s deferral contributions up to 6% of the participant’s salary or a maximum contribution of 3%. As of July 1, 2009, the Bank changed the matching contribution. From July 1, 2009 through December 31, 2009, the Bank elected to match 25% of each participant’s deferral contributions up to 6% of the participant’s salary or a maximum contribution of 1.5%. No profit sharing contribution was made in 2009. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Bank’s contributions and the Plan’s earnings or losses. Allocations are based on the participant’s contributions, eligible compensation, or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Vesting – Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant’s share of the Employer’s contributions and actual earnings or losses thereon is based on years of credited service according to the following schedule:

Completed Years of Service	Percent Vested

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

In addition, upon death, disability or retirement at age 59 1/2 or older, participants will immediately become 100% vested in their share of the Bank’s contributions and the actual earnings or losses thereon.

Participant loans – Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. No more than one loan may be approved for any participant in a twelve-month period. Participant loan transactions are treated as transfers to (from) the applicable investment fund from (to) the participant loan receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the Loan Administrator. These rates are fixed at the time of the note. Note terms generally range from one to five years but may be extended to be payable within a reasonable time commensurate with the repayment of commercial lenders for similar loans if the loan is used to purchase a primary residence. Interest rates on participant loans outstanding at December 31, 2009 ranged from 5.25% to 10.25%, with maturity dates ranging from 2010 to 2037.

5

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Payments of benefits – Upon retirement, death or separation of service, participants (or their beneficiaries) may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Upon retirement or separation of service with an account balance less than $1,000, the plan administrator will distribute payment in the form of a lump-sum. Upon retirement or separation of service with an account balance of more than $1,000 but not exceeding $5,000, and if the participant does not choose a lump-sum distribution, the plan administrator will roll over the distribution into an individual retirement account. If the vested portion of the account balance exceeds $5,000 (disregarding any rollover contributions), the Plan permits the participant to elect distribution as a lump sum or installment for required minimum distributions only.

Forfeitures – If a participant terminates employment before becoming fully vested, the unvested portion of the Bank’s contributions is forfeited upon the earlier of the distribution of the participant’s entire vested account or a distribution of the participant’s account derived from employer contributions, which were not fully vested at the distribution date. Forfeitures, as they occur, shall be applied to reduce the Bank’s subsequent matching contributions. At December 31, 2009 and 2008, forfeited unvested accounts totaled $2,363 and $1,629, respectively. During the year ended December 31, 2009, forfeitures of $24,250 were used to reduce the Bank’s matching contribution.

Plan termination – Although it has not expressed any intention to do so, the Bank has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FASB Codification – On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Plan and is effective for interim and annual periods ended after September 15, 2009.

6

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Investment valuation – Investments are stated at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts – The Plan invests in a collective investment trust which holds fully benefit-responsive investment contracts that are required to be reported at contract value as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Authoritative guidance requires that the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits – Benefits are recorded when paid.

Plan expenses – All administrative expenses of the Plan are paid by the Bank, except for certain transaction fees, which are charged directly to the respective participants’ accounts.

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. The reclassifications have not impacted the net decrease in assets available for benefits.

7

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENTS

All investments are participant directed. Participants have the option of investing in the common stock of the Employer, as well as pooled separate accounts, collective investment trusts and registered investment company contracts. Principal maintains participant contributions in a general account.

The account is allocated with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative fees. Participants should refer to the separate prospectuses for a complete description of the individual investment options.

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	December 31,
	2009	2008

Pooled separate accounts
Principal Lifetm 2030 Sep Acct	$1,303,608	$994,003
Principal Lifetm Str Inc Sep Acct	$846,557	$712,868
Principal Lifetm 2020 Sep Acct	$834,032	$630,234
Principal Lifetm 2010 Sep Acct	$705,855	$652,131
Collective investment trusts
Principal Stable Value Fund	$1,881,396	$1,827,786
Registered investment companies
Neuberger Berman Partners Adv Fund	$592,086	N/A
PremierWest Bancorp Common Stock	$714,432	$2,459,574

During the year ended December 31, 2009, the Plan’s investments, including gains and losses on investments purchased, sold, as well as held during the year, appreciated (depreciated) in value as follows:

Pooled separate accounts	$1,057,320
Collective investment trusts	40,792
Registered investment companies	431,652
PremierWest Bancorp common stock	(2,176,122)

Net depreciation in fair value of investments	$(646,358)

8

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS

In accordance with authoritative guidance, the Plan classifies its investments based upon established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan adopted clarifying guidance during 2009 which expands disclosures and requires that major categories of debt and equity securities be determined based on the nature and risks of the investments.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

The Plan’s investments in pooled separate accounts are valued based on the net asset value (NAV) of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a pooled separate account is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the NAV is generally classified within level 2 of the valuation hierarchy. However, the fair values of certain pooled separate accounts operating under withdrawal restrictions are classified within level 3 of the valuation hierarchy as participants may not be able take distributions equal to the NAV of the fund.

9

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

Units held in collective investment trusts are valued using the NAV of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a collective investment fund is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the unit value for a collective investment fund is classified within level 2 of the valuation hierarchy.

Shares of registered investment company funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Common stocks are generally classified within level 1 of the valuation hierarchy.

Participant loans are not actively traded and significant other observable inputs are not available.

Participant loans are stated at amortized cost, which approximates fair value and is classified within level 3 of the fair value hierarchy. Loans are secured by each respective participant’s account balance.

10

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

The following tables disclose, by level of the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2009 and 2008:

NOTE 4: Table 1 - Fair Value Table

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Target date funds	$-	$3,713,515	$-	$3,713,515
Blend funds	-	1,481,550	-	1,481,550
Growth funds	-	161,325	-	161,325
Value funds	-	97,095	-	97,095
Commercial real estate funds	-	-	121,228	121,228
Total pooled separate accounts	-	5,453,485	121,228	5,574,713

Collective investment trusts	-	1,894,109	-	1,894,109
Registered investment companies:
Blend funds	984,621	-	-	984,621
Growth funds	501,556	-	-	501,556
Bond funds	268,191	-	-	268,191
Value funds	16,820	-	-	16,820
Total registered investment companies	1,771,188	-	-	1,771,188

PremierWest Bancorp common stock	714,432	-	-	714,432
Participant loans	-	-	171,993	171,993

TOTAL	$2,485,620	$7,347,594	$293,221	$10,126,435

11

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Target Date funds	$-	$2,698,166	$-	$2,698,166
Blend funds	-	1,126,847	-	1,126,847
Value funds	-	75,140	-	75,140
Growth funds	-	74,090	-	74,090
Commercial real estate funds	-	-	149,537	149,537
Total pooled separate accounts	-	3,974,243	149,537	4,123,780

Collective investment trusts	-	1,742,453	-	1,742,453
Registered investment companies:
Blend funds	423,472	-	-	423,472
Growth funds	311,299	-	-	311,299
Bond funds	234,902	-	-	234,902
Value funds	198,430	-	-	198,430
Total registered investment companies	1,168,103	-	-	1,168,103

PremierWest Bancorp common stock	2,459,574	-	-	2,459,574
Participant loans	-	-	163,299	163,299

TOTAL	$3,627,677	$5,716,696	$312,836	$9,657,209

12

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

NOTE 4: Table 2 - Summary of Changes in FV of Level 3 Investments

	Commercial	Participant
	Real Estate Funds	Loans	Total

Balance, as of January 1, 2009	$149,537	$163,299	$312,836
Depreciation in fair value of investments	(51,315)	-	(51,315)
Accrued interest	-	10,396	10,396
Net purchases, settlements and
dispositions	23,006	(1,702)	21,304

Balance, as of December 31, 2009	$121,228	$171,993	$293,221

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Given the level of risk associated with investment securities, it is reasonably possible that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 6 – TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments include shares of registered investment company funds managed by Principal Financial Group. Both Principal Trust Company and Principal Life Insurance Company are affiliates of Principal Financial Group and, therefore, transactions with these entities qualify as exempt party-in-interest transactions.

The Bank is the Plan Sponsor and administrator and pays certain administrative costs including accounting, legal and consulting fees on behalf of the Plan. All of the trustees are also participants of the Plan. The Plan invests in shares of the Plan Sponsor’s common stock, which are publicly traded and in which Plan participants have the option of investing.

13

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – TAX STATUS

The Plan has adopted a volume-submitter plan sponsored by a third party. The volume-submitter plan received an opinion letter dated July 29, 2002 from the Internal Revenue Service, stating the volume-submitter plan, as then designed, meets the requirements of the applicable sections of the Internal Revenue Code (IRC). The Plan has not filed individually with the Internal Revenue Service for a letter regarding the Plan’s qualified status. However, the Plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

NOTE 8 – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500 as of December 31, 2009 and December 31, 2008:

	2009	2008

Net assets available for benefits per financial statements	$10,113,722	$9,742,542

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts
held in collective investment trusts	12,713	(85,333)

Net assets available for benefits
per Form 5500	$10,126,435	$9,657,209

The following is a reconciliation of net increase in assets for the year ended December 31, 2009:

2009

Net increase in net assets available for
benefits per financial statements	$371,180
Net appreciation in fair value of fully
benefit-responsive investment contracts
held in collective investment trusts	98,046

Net income per Form 5500	$469,226

14

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
EIN 93-1282171
PLAN 001
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
*
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2030 Sep Acct-R4	**	$1,303,608
*	Principal Life Insurance Company	Pooled Separate Account
		Prin LifeTime Strat Income Sep Acct-R4	**	846,557
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2020 Sep Acct-R4	**	834,032
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2010 Sep Acct-R4	**	705,855
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2040 Sep Acct-R4	**	407,858
*	Principal Life Insurance Company	Pooled Separate Account
		Principal Diversified Intl Sep Acct-R4	**	303,328
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2025 Sep Acct-R4	**	241,187
*	Principal Life Insurance Company	Pooled Separate Account
		Prin SmCap S&P 600 Index Sep Acct-R4	**	181,106
*	Principal Life Insurance Company	Pooled Separate Account
		Principal MidCap Blend Sep. Acct-R4	**	150,559
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2050 Sep Acct-R4	**	146,736
*	Principal Life Insurance Company	Pooled Separate Account
		Principal Intl SmallCap Sep Acct-R4	**	133,706
*	Principal Life Insurance Company	Pooled Separate Account
		Principal U.S. Property Sep Acct-R4	**	121,228
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2015 Sep Acct-R4	**	63,113
*	Principal Life Insurance Company	Pooled Separate Account
		Principal MidCap Value I Sep Acct-R4	**	62,682
*	Principal Life Insurance Company	Pooled Separate Account
		Principal SmallCap Value II Sep Acct-R4	**	34,413
*	Principal Life Insurance Company	Pooled Separate Account
		Principal SmallCap Growth I Sep Acct-R4	**	27,619
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2035 Sep Acct-R4	**	5,701
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2045 Sep Acct-R4	**	4,962
*	Principal Life Insurance Company	Pooled Separate Account
		Principal LifeTime 2055 Sep Acct-R4	**	463

15

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN
EIN 93-1282171
PLAN 001
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) –
(continued)
DECEMBER 31, 2009

		(c)
	(b)	Description of Investment, Including			(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)		Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost		Value
*	Union Bond & Trust Company	Common/Collective Investment Trust
		Principal Stable Value Fund	**	+	$1,894,109
	Neuberger Berman Management	Registered Investment Company
		Neub Berm Partners Adv Fund	**		592,086
	American Funds	Registered Investment Company
		Am Fnds Grwth Fnd of Am R3 Fund	**		501,556
	Lord Abbett	Registered Investment Company
		Lord Abbett Fundmntl Equity P Fund	**		375,182
	American Century Investments	Registered Investment Company
		Am Cent Intl Bond A Fund	**		268,191
	Fidelity Investments	Registered Investment Company
		Fidelity Advantage SmallCap T Fund	**		17,353
	Heartland Funds	Registered Investment Company
		Heartland Value Plus Fund	**		16,820
*	PremierWest Bancorp	Employer Security
		PremierWest Bancorp	**		714,432
*	Participant Loans	Interest rates range from 5.25% to 10.25%;
		maturing through August 2037.			171,993

					$10,126,435
*	Indicates party-in-interest.
**	Information is not required as investments are participant directed.
+	Presented at fair value.

16

Signature

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2010	PremierWest Bancorp 401(k) Profit Sharing Plan

By: /s/ Michael D. Fowler
Michael D. Fowler, Executive Vice President and
Chief Financial Officer and Plan Trustee

EXHIBIT INDEX

Exhibit                             Description
23                                    Consent of Independent Registered Public Accounting Firm